Exhibit 12.1

Becton, Dickinson and Company

Calculation of Ratio of Earnings to Fixed Charges

(All Amounts in Millions except for the Ratio of Earnings to Fixed Charges)

	Six Months Ended March 31,		Year Ended September 30,
	2012	2011	2011	2010	2009	2008	2007
Earnings:
Income From Continuing Operations Before Income Taxes	$736.9	$836.6	$1,716.3	$1,661.2	$1,578.6	$1,489.7	$1,151.7
Interest Capitalized, Net (1)	(6.9)	(8.8)	(18.6)	(17.5)	(9.8)	(9.9)	(8.2)
Fixed Charges	94.3	69.5	145.4	109.5	91.3	89.0	96.0

Earnings as Adjusted	$824.3	$897.3	$1,843.1	$1,753.2	$1,660.1	$1,568.8	$1,239.5

Fixed Charges:
Interest Cost	$82.5	$57.7	$121.9	$87.7	$69.7	$66.2	$73.9
Interest Allocable to Rental Expenses (2)	11.7	11.7	23.4	21.7	21.5	22.7	22.0
Amortization of Debt Expense	0.1	0.1	0.1	0.1	0.1	0.1	0.1

Fixed Charges	$94.3	$69.5	$145.4	$109.5	$91.3	$89.0	$96.0

Ratio of Earnings to Fixed Charges	8.7	12.9	12.7	16.0	18.2	17.6	12.9

(1)	Includes amortization of capitalized interest less interest capitalized for the period.
(2)	Portion of rent expense representing interest.